

August 22, 2012

<u>Via E-Mail</u>
Spencer M. Rascoff, CEO
Zillow, Inc.
1301 Second Avenue, Floor 31
Seattle, WA 98101

      Re: **Zillow, Inc.**
               Registration Statement on Form S-3
               Filed August 17, 2012
               File No. 333-183111

Dear Mr. Rascoff:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that the Staff of the Division of Corporation Finance currently has an open review of your Form 10-K for the fiscal year ended December 31, 2011. We will not be in a position to accelerate effectiveness of your registration statement until all comments relating to the Staff's open review of the Form 10-K are resolved.

<u>Selling Shareholders, page 5</u>

2.   You have identified the selling shareholders by name and disclosed the number of shares being registered on behalf of each of them.   Please revise to provide all of the information required by Item 507 of Regulation S-K. Also, please disclose the natural person or persons with voting and dispositive power over the shares being registered on behalf of the TCV Funds, and tell us whether this selling shareholder is an affiliate of a broker-dealer.

Exhibit 5.1

3.   Please have counsel revise the opinion to remove text that states or implies that the opinion cannot be relied upon by investors. We refer to the statements that the opinion "is rendered <u>solely</u> for your benefit" and "may not be relied upon, quoted or used by any other person or entity…without our prior written consent." Refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-Mail</u>
       Andrew B. Moore, Esq.
       Perkins Coie LLP